                                                                      EXHIBIT 99

                                                    NTT Comware Public Relations
                                                                  81-3-5463-5779
                                                       kouhou@soumu.nttcom.co.jp

                                                            IBM Public Relations
                                                                   Hiromi Ishida
                                                                  81-3-5563-4307
                                                              hiromii@jp.ibm.com

                                                         Fred P. McNeese (Japan)
                                                                  81-3-5572-2643
                                                               fredmc@jp.ibm.com

                                                         Melinda McMullen (U.S.)
                                                                    914-766-4560
                                                             melindam@us.ibm.com


                    NTT Comware and IBM Announce Intention
               to Form Alliance To Deliver IT Services in Japan

Tokyo, Japan, October 31, 2000 -- NTT Comware and IBM Japan today announced they have signed a Memorandum of Understanding to form an alliance to deliver IT services to the NTT group, as well as IBM customers seeking IT services in Japan.

Through the alliance, IBM will provide IT services to NTT, while NTT Comware leverages the strength of NTT Comware's skilled workforce to help fuel the growth of IBM's strategic outsourcing business in Japan.

The companies said the value of work to be done is estimated at approximately $15 billion over 10 years for IBM and NTT Comware. The companies are negotiating to define the scope of services each will provide under the alliance, which is expected to begin operations in December.

"We believe this is a win-win situation for both companies and for our customers," said NTT Comware President Yuji Matsuo. "This collaboration with IBM will take NTT Comware to the forefront of the world's telecommunications IT providers in terms of operational efficiencies, costs and employee skill levels as benchmarked against other leading companies. Working with IBM, we will improve our services and offerings to other NTT companies, resulting in their use of information technology to become more flexible and to move with greater speed to meet market demands."

IBM Japan President Takuma Otoshi noted that IBM has been growing its services business dramatically despite the worldwide shortage of skills affecting all IT companies. Thus far this year, IBM has won services contracts in Japan worth more than $4.5 billion.

"This alliance will provide IBM access to the highly skilled employees of NTT Comware, further enhancing our capabilities to serve present and future customers," Otoshi said. "Utilizing the strengths of IBM and the strengths of NTT Comware will benefit other members of the NTT group as well as IBM customers as NTT Comware's employees become available to provide service to them."

Through development, maintenance, and operation of the host system of NTT, the world's largest telecommunications carrier, NTT Comware provides total solutions that highly integrate networks and computing; and network management skills that cover a variety of systems, including those of telecommunications companies and enterprise local area networks.

IBM participation in the alliance will be coordinated by IBM Global Services, the world's largest information technology services provide. IBM Global Services integrates IBM's broad range of capabilities --services, hardware, software and research -- to help companies of all sizes realize the full value of information technology. For more information on IBM, visit www.ibm.com

                                      ###